AMENDING AGREEMENT NO. 5

THIS AGREEMENT is dated as of the 10th day of May, 2021

B E T W E E N:

WHEATON PRECIOUS METALS INTERNATIONAL LTD. (formerly named Silver Wheaton (Caymans) Ltd.), a company existing under the laws of the Cayman Islands

("Wheaton")

OF THE FIRST PART

AND:

HUDBAY (BVI) INC., a company existing under the laws of the British Virgin Islands

(the "Supplier")

OF THE SECOND PART

AND:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada ("Parent Company")

OF THE THIRD PART

WITNESS THAT:

A. WHEREAS Wheaton, the Supplier and the Parent Company (collectively, the "Parties") entered into the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended June 2, 2014, September 10, 2014, December 31, 2016 and April 20, 2020 (the "PMPA"), pursuant to which the Supplier agreed to sell to Wheaton, and Wheaton agreed to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B. AND WHEREAS the Parties wish to amend the PMPA in accordance with the terms and conditions of this Agreement.

C. AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

1. Amendments. The PMPA is hereby amended as follows, with effect as of the date hereof:

(a) The following definitions in Section 1.1 are hereby amended by deleting them in their entirety and replacing them with the following:

""Committed Ounces" means 273,020 ounces of Refined Gold (or such lesser amount as may be determined pursuant to this Agreement).

"Monthly Lot Reference Gold" means with respect to any Monthly Lot, the Constancia Feed Percentage of the Constancia Feed Gold for the same calendar month to which such Monthly Lot applies, plus 70% of the Pampacancha Feed Gold for the same calendar month to which such Monthly Lot applies, in each case expressed in ounces; where "Constancia Feed Percentage" means: (i) 70% with respect to any Monthly Lot produced during the period commencing on May 1, 2021 and ending on the later of: (a) the date that 104 million tonnes of ore from the Mining Properties other than the Pampacancha Property is mined and processed through the Mineral Processing Facility from and after May 1, 2021; and (b) December 31, 2025; and (ii) 55% with respect to any other Monthly Lot."

(b) A new Section 3.1(c) is hereby added as follows:

"(c) If more than four million tonnes of ore from the Pampacancha Property is mined and processed through the Mineral Processing Facility prior to December 31, 2021, Silver Wheaton shall pay to the Supplier a further deposit against the Gold Purchase Price in the amount of $4,000,000 within 10 Business Days of the later of: (i) December 31, 2021; and (ii) the receipt by Silver Wheaton of a certificate of a director or senior officer of Supplier, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying that as of December 31, 2021 at least four million tonnes of ore from the Pampacancha Property had been mined and processed through the Mineral Processing Facility. Any amount so paid shall be added to and form part of the amount of the Gold Deposit provided for in Section 3.1(b) for all purposes of this Agreement."

(c) Section 3.10(c)(iii) is hereby amended by deleting it in its entirety.

(d) The table that appeared immediately below subsection (iii) of Section 3.10(c) of the PMPA prior to this Agreement and that appears immediately below subsection (ii) of Section 3.10(c) of the PMPA following this Agreement, is hereby amended by deleting it in its entirety and replacing it with the following:

Pampacancha Target Date	Refined Gold to be delivered by the Supplier
December 31, 2018	8,020 ounces
December 31, 2019	8,020 ounces

(e) Section 11.9 is hereby amended by deleting it in its entirety and replacing it with the following:

"11.9 Schedule K Disputes

If a Schedule K Dispute arises between the Parties (and for this purpose any of the Hudbay Group Entities involved in the Schedule K Dispute shall be deemed to be one Party, and Silver Wheaton the other Party), and it has not been resolved prior to the commencement of production at the Pampacancha Property (other than for sampling purposes and other than during any period during which the Constancia Feed Percentage is 70%), then either Party may refer the matter to arbitration in accordance with the provisions of Annex 1 to Schedule K."

(f) Schedule K is hereby amended by deleting the second paragraph of Schedule K and replacing it with the following:

"The methodology, sampling, assaying procedures and other procedures (the "Stage 2 Process") that will be used by Supplier to calculate Constancia Feed Gold, Pampacancha Feed Gold and Monthly Lot are described below. The Stage 2 Process has been designed to make the determinations of Constancia Feed Gold, Pampacancha Feed Gold and Monthly Lot as objectively and formulaically as is possible for an operation of the type and scale of the Constancia project. Prior to mining, production, extraction or other recovery of ore or other material from the Pampacancha Property (other than for sampling purposes and other than during any period during which the Constancia Feed Percentage is 70%), Supplier and Silver Wheaton, each acting reasonably, shall have agreed to more detailed methodology and procedures, consistent with Industry Standard Practices, to determine Constancia Feed Gold and Pampacancha Feed Gold and the inputs into the foregoing (including any contemplated reconciliations and/or modifications to the Plant Metallurgical Balance described below) (the "Stage 3 Process"), with the intent that the determinations of Constancia Feed Gold, Pampacancha Feed Gold, Monthly Lot, Reported Mineral Processing Facility Feed Gold, Estimated Constancia Feed Gold, Estimated Pampacancha Feed Gold, Estimated Crusher Feed Grade, Constancia Throughput and Pampacancha Throughput (collectively, the "Schedule K Definitions"), will be as objectively, accurately and formulaically determined as is possible. In the event that the parties are unable to agree to such methodologies and procedures as part of a Stage 3 Process (a "Schedule K Dispute"), the matter may be referred to binding arbitration by either party in accordance with Section 11.9 of this Agreement. The methodologies and procedures determined as part of the Stage 3 Process and/or Schedule K Dispute resolution, as applicable, shall supplement this Schedule K and be deemed to be incorporated by reference herein."

2. Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to "this Agreement", "hereof", "hereto" and "hereunder" and similar expressions referring to the PMPA shall mean and be a reference to the PMPA as further amended hereby. Each of the Supplier and the Parent Company hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Wheaton pursuant to or in respect of the PMPA shall continue to secure payment of all PMPA Obligations, as amended by this Agreement and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the Guaranteed Obligations.

3. Miscellaneous.

(a) Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, shall be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(b) This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(c) In the case of any conflict between the terms and conditions of the PMPA and the terms or conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

(d) This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement. Each of the parties hereto may execute this Agreement by signing any such counterpart.

(e) Time shall be of the essence in this Agreement.

(f) This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non- exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the Parties. This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

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The parties have executed this Agreement as of the day and year first written above.

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Ounesh Reebye
Name: Ounesh Reebye
Title: VP, Streaming Operations & Metal Sales

HUDBAY (BVI) INC.

By:	/s/ Robert Briant
Name: Robert Briant
Title: Director

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President and General Counsel